Exhibit 99.1

Faraday Future Founder and Co-CEO YT Jia Shares Weekly Investor Update:
Unseen Interior and Product Highlights of the FX Super One to Be Unveiled on 919 Futurist Day & Shareholders’ Day

●	Numerous Company updates will be given at the 919 event including details on C10 & C (Crypto), the Company’s three growth engines, including the C10 Treasury; its roadmap for capital value realization; and the deployment strategy for FF EAI Vehicle Chain products.

Los Angeles, CA (Sept. 7, 2025) – Faraday Future Intelligent Electric Inc. (NASDAQ: FFAI) (“Faraday Future”, “FF” or the “Company”), a California-based global shared intelligent electric mobility ecosystem company, today shared a weekly business update from YT Jia, Founder and Global Co-CEO of FF.

Co-CEO Weekly Report No. 19.

“September 19th is coming soon. This year, we will hold the 919 Futurist Day & Stockholders’ Community Day at our Los Angeles headquarters, as we celebrate the one-year anniversary of the FX Strategy and look ahead together with our stockholders and futurists. I will join Matthias and others from the executive team to take questions from stockholders in person. We look forward to meaningful exchange and co-creation. Your participation is warmly welcomed.

At the event, we will unveil unseen interior and product highlights of the FX Super One. Stockholders and futurists can be the first to experience them. They will also learn more about the FX Super One’s homologation in the U.S. and testing progress and get details on the Middle East final launch and delivery plans.

On the Crypto Flywheel, we will announce the following items: C10 & C (Crypto) Company’s three growth engines, including the C10 Treasury; its roadmap for capital value realization; and the deployment strategy for FF EAI Vehicle Chain products.

This independently operating, two-way empowering Web2+Web3 dual-engine cyclic growth system is designed to maximize value creation for stockholders.

This week on EAI flywheel:

Starting with S1 User Ecosystem:

The FX Super One continued its showcase tour across the eight key target states for pre-order and co-creation activities, most recently arriving in Las Vegas. At the invitation of the California and Nevada Limousine Association (CNLA), we joined the Luxury Transportation Exchange (LTX) event in Las Vegas.

LTX is one of the most influential platforms in the U.S. luxury transportation sector. It brings together leading operators and industry leaders. As the first ‘First Class EAI-MPV’ in the U.S. market, FX Super One demonstrated extreme product strength and unique value. It drew strong interest from industry partners and potential users, along with active participation in co-creation. We received highly positive feedback and unprecedented interest in collaboration.

Now, with S5 Capital and Finance:

Last week, under 10b5-1 share purchase plan, I completed my second purchase of FFAI common stock. The amount was about $180,000 USD including fees. The remaining purchases are expected to be completed this coming week. I chose to invest my entire signing bonus back into the company because I have full confidence in our long-term strategy. I firmly believe we will continue to create maximum value for our stockholders. Through real actions, I will continue to stand with our stockholders as we work to achieve our shared dream.

On September 19, the company will also hold a Special Meeting of Stockholders. We will seek approval for several key proposals. Proposal 4, which would increase the number of shares available for issuance under our equity incentive plan, is especially important. Its approval would support the ability to issue equity incentives to outstanding employees. This is critical to attract, motivate, and retain top talent, and to drive both strategy execution and long-term value creation. I sincerely ask all stockholders to vote in favor of all proposals. Thank you for your strong support.

Now let’s look at progress in the Crypto flywheel:

This week, the C10 Treasury continued expansion with a new allocation of $2 million USD in crypto coins. We remain committed to the principle of 80% passive index + 20% active management. This promotes a portfolio that is both representative of the broader crypto market and reflects our strategic choices.

On the active side, we increased our position in LINK and maintained BNB as the largest allocation among our core strategic assets.

Our confidence in BNB comes from three key dimensions:

1.	Its unique position in ecosystem links and strategic layout;

2.	Its real business revenue and stable user base; and

3.	Its solid and extensive ecosystem.

At the same time, staking of C10 crypto coins has officially begun. This marks another milestone for the C10 Treasury. Staking is expected to create value in three ways:

1.	Enhanced yield – in addition to asset appreciation, staking can provide extra on-chain rewards;

2.	Risk mitigation – diversification plus on-chain participation improves portfolio resilience; and Ecosystem participation – supporting Ethereum, Solana, and other ecosystems, while forming a positive cycle between capital flows and ecosystem growth.

Next week, FX CEO Max Ma will join Bridge Strategy partners at the Munich Auto Show for the “Xuanyuan Auto Night” event. They will discuss FF’s Global Automotive Industry Bridge Strategy and the international integration of China’s automotive and supply chain sectors.

On 9/19, we look forward to welcoming you at our Los Angeles headquarters. See you next week!

ABOUT FARADAY FUTURE

Faraday Future is a California-based global shared intelligent electric mobility ecosystem company. Founded in 2014, the Company’s mission is to disrupt the automotive industry by creating a user-centric, technology-first, and smart driving experience. Faraday Future’s flagship model, the FF 91, exemplifies its vision for luxury, innovation, and performance. The FX strategy aims to introduce mass production models equipped with state-of-the-art luxury technology similar to the FF 91, targeting a broader market with middle-to-low price range offerings. FF is committed to redefining mobility through AI innovation. Join us in shaping the future of intelligent transportation. For more information, please visit https://www.ff.com/us/

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “plan to,” “can,” “will,” “should,” “future,” “potential,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, which include statements regarding the Company’s Middle East strategy, including establishing operational, sales and production activities in the region, creating jobs in the UAE region, expanding to Europe and North Africa, and potential FX models involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements, which include statements regarding the Company’s investments in crypto currency, the Dual-flywheel, Dual-bridge Eco Strategy, are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include, among others: possible legal challenges to the executive order allowing for 401(k) investments in crypto currencies; the Company’s ability to successfully execute on a new Crypto-based strategy; the Company’s ability to raise funds to support a new Crypto-based strategy; the inherent volatility and regulatory uncertainty associated with cryptocurrency investments; the Company’s ability to continue as a going concern and improve its liquidity and financial position; the Company’s ability to pay its outstanding obligations; the Company’s ability to remediate its material weaknesses in internal control over financial reporting and the risks related to the restatement of previously issued consolidated financial statements; the Company’s limited operating history and the significant barriers to growth it faces; the Company’s history of losses and expectation of continued losses; the success of the Company’s payroll expense reduction plan; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the Company’s ability to cover future warranty claims; the success of other competing manufacturers; the performance and security of the Company’s vehicles; current and potential litigation involving the Company; the Company’s ability to receive funds from, satisfy the conditions precedent of and close on the various financings described elsewhere by the Company; the result of future financing efforts, the failure of any of which could result in the Company seeking protection under the Bankruptcy Code; the Company’s indebtedness; the Company’s ability to cover future warranty claims; the Company’s ability to use its “at-the-market” program; insurance coverage; general economic and market conditions impacting demand for the Company’s products; potential negative impacts of a reverse stock split; potential cost, headcount and salary reduction actions may not be sufficient or may not achieve their expected results; circumstances outside of the Company’s control, such as natural disasters, climate change, health epidemics and pandemics, terrorist attacks, and civil unrest; risks related to the Company’s operations in China; the success of the Company’s remedial measures taken in response to the Special Committee findings; the Company’s dependence on its suppliers and contract manufacturer; the Company’s ability to develop and protect its technologies; the Company’s ability to protect against cybersecurity risks; and the ability of the Company to attract and retain employees, any adverse developments in existing legal proceedings or the initiation of new legal proceedings, and volatility of the Company’s stock price. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Form 10-K filed with the SEC on March 31, 2025, and other documents filed by the Company from time to time with the SEC.

CONTACTS:

Investors (English): ir@faradayfuture.com

Investors (Chinese): cn-ir@faradayfuture.com

Media: john.schilling@ff.com

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